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Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.     Name and Address of Company

  Noranda Inc.
  181 Bay Street, Suite 200
  BCE Place
  Toronto, Ontario
  M5J 2T3

2.     Date of Material Change

  March 9, 2005

3.     News Release

  On March 9, 2005, Noranda Inc. ("Noranda") issued a press release through CCNMatthews.

4.     Summary of Material Change

  On Wednesday, March 9, 2005 Noranda issued a press release announcing that it had approved two separate transactions:

  •
  an offer (the "Falconbridge Offer") to acquire all of the outstanding common shares ("Falconbridge Shares") of Falconbridge Limited ("Falconbridge") not owned by Noranda or any of its affiliates in exchange for common shares of Noranda ("Noranda Common Shares") on the basis of 1.77 Noranda Common Shares for each Falconbridge Share; and

  •
  an offer (the "Preference Share Exchange Offer") to repurchase approximately 63.4 million of its Noranda Common Shares in exchange for three new series of preference shares of Noranda with an aggregate stated capital of US$1,250,000,000 (the "Junior Preference Shares").

5.     Full Description of Material Change

  On June 16, 2004, Noranda announced that it had commenced a review of various means of maximizing shareholder value after receiving several expressions of interest in the Company from potential acquirors. A special committee of Noranda's Board of Directors was established to oversee the review of the expressions of interest.

  On September 24, 2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation ("Minmetals") concerning a preliminary non-binding proposal from Minmetals to acquire 100% of Noranda. On November 16, 2004, the Noranda special committee terminated the exclusivity arrangement with Minmetals and began to consider alternative ways to surface shareholder value.

  In December of 2004, the Noranda special committee developed a number of alternative courses of action respecting a reorganization of Noranda. These alternative courses of action were considered by a separate committee (the "Noranda Independent Committee") of the Board of Directors of Noranda, comprised of directors independent of Brascan Corporation ("Brascan") and Noranda management. The Noranda Independent Committee was chaired by Mr. Frank McKenna until March 1, 2005 (Mr. McKenna stepped down from his role as a result of his appointment as Canadian ambassador to the U.S.) and thereafter by Mr. Al Flood. The Noranda Independent Committee hired independent legal counsel and received financial advice from CIBC World Markets, financial advisors to Noranda.

  In January of 2005, management of Noranda was instructed by the Board of Directors to approach the Falconbridge Board with a view to securing its support for a bid by Noranda for Falconbridge Shares not owned by Noranda. The Falconbridge Board established a committee (the "Falconbridge Independent Committee") comprised of Falconbridge directors independent of Noranda and Brascan, which committee retained independent legal and financial advisors.

  The Falconbridge Independent Committee reviewed the terms of the proposed bid by Noranda, received a formal valuation of the Falconbridge Shares and the consideration (the "Consideration") issuable by Noranda under the Falconbridge Offer from TD Securities Inc., financial advisors to the Falconbridge Independent Committee, and received a fairness opinion from TD Securities Inc. Based upon the foregoing, among other considerations, the Falconbridge Independent Committee unanimously determined to recommend that the Board of Falconbridge recommend that holders of Falconbridge Shares tender to the Falconbridge Offer. On March 8, 2005, the Falconbridge Board (with representatives of Noranda abstaining) resolved to do so and Falconbridge and Noranda entered into the Support Agreement (described below).

  During January, February and early March, 2005, the Noranda Independent Committee considered, with Noranda management and legal and financial advisors, the terms of the Preference Share Exchange Offer. Discussions were had with Brascan as to the proposed issuer bid by Noranda, the terms of the Junior Preference Shares and the basis upon which Brascan would agree to tender its Noranda Common Shares to the Preference Share Exchange Offer.

  On March 7, 2005, the Noranda Independent Committee resolved unanimously to recommend to the Noranda Board of Directors the Preference Share Exchange Offer and the Noranda Board of Directors (with representatives of Brascan and Noranda management abstaining) resolved to proceed with the Preference Share Exchange Offer, subject to Brascan agreeing to the Lock-Up Agreement (described below). On March 8, 2005, Brascan and Noranda entered into the Lock-Up Agreement.

  (a)
  The Falconbridge Offer

  Pursuant to the Falconbridge Offer, shareholders of Falconbridge will receive 1.77 Noranda Common Shares for each Falconbridge Share. The consideration to be offered pursuant to the bid represents a premium of approximately 15% for the Falconbridge Shares based on the volume-weighted average trading prices of Noranda Common Shares and Falconbridge Shares for the 20 trading days ended March 7, 2005.

  The Falconbridge Offer is conditional upon, among other things, there being tendered and not withdrawn a sufficient number of Falconbridge Shares to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws (the "Minimum Tender Condition"). Following the bid, Noranda will undertake a transaction to acquire any remaining Falconbridge Shares not owned by it or its affiliates that have not been tendered to the bid.

  The Falconbridge Offer will be made only for outstanding Falconbridge Shares. Holders of vested Falconbridge stock options who wish to tender Falconbridge Shares to the Falconbridge Offer may do so by exercising such options during the offer period and tendering the resulting Falconbridge Shares to the Falconbridge Offer. It is Noranda's intention to take steps following the Falconbridge Offer to convert unexercised Falconbridge stock options into equivalent Noranda stock options.

  Canadian resident shareholders of Falconbridge meeting the criteria that will be described in the take-over bid circular are expected to achieve a tax-deferred rollover on the exchange of Falconbridge Shares for Noranda Common Shares.

  The Falconbridge Independent Committee has obtained a formal valuation of the Falconbridge Shares from TD Securities which concluded, based on certain assumptions and analyses, that the fair market value of the Falconbridge Shares is in the range of U.S.$32.50 to U.S.$38.50 per share and that the fair market value of the Consideration is in the range of U.S.$33.63 and U.S.$40.71 per share. TD Securities also concluded that the Consideration is fair, from a financial point of view, to the holders of Falconbridge Shares other than Noranda. The Falconbridge Independent Committee unanimously recommended that the Falconbridge Board approve the Falconbridge Offer and recommend that Falconbridge shareholders accept and tender to the Falconbridge Offer.

  In addition to the Minimum Tender Condition, the Falconbridge Offer is subject to a number of customary conditions including the condition that there shall not have been a change which would have a material adverse effect on Falconbridge and the condition that Noranda shall have completed the Preference Exchange Offer. Noranda may waive any conditions of the Falconbridge Offer other than the Minimum Tender Condition, which may only be waived with the consent of Falconbridge.

  Further details of the Falconbridge Offer will be contained in a take-over bid circular which is expected to be mailed to shareholders of Falconbridge and filed with applicable securities regulatory authorities shortly. The Falconbridge Offer will remain open for acceptance for at least 35 days after the date of commencement, unless withdrawn or extended by Noranda. Falconbridge Shareholders wishing to tender their Common Shares to the Falconbridge Offer should refer to the more detailed description of the Falconbridge Offer contained in such circular.

    Support Agreement with Falconbridge

  Noranda and Falconbridge entered into a support agreement (the "Support Agreement") dated March 8, 2005 pursuant to which Noranda agreed to make the Falconbridge Offer and, subject to the satisfaction of certain conditions, pursuant to which Noranda has agreed to take up the Falconbridge Shares as described above. A copy of the Support Agreement has been filed separately on SEDAR. The following is a summary of certain of the provisions of the Support Agreement.

  Noranda agreed to make the Falconbridge Offer as soon as possible but in any event not later than 11:59 p.m. (Toronto time) on March 31, 2005 provided however, that if the mailing of the Falconbridge Offer is delayed by reason of injunction or court order then provided the injunction or order is being contested or appealed such deadline shall be extended to such time on the earlier of April 22, 2005 and the fifth business day following the date such injunction or order ceases to be in effect. Noranda has agreed to coordinate the Falconbridge Offer and the Preference Share Exchange Offer such that the Falconbridge Offer will expire at least five days after Noranda takes up Noranda Common Shares under the Preference Share Exchange Offer.

  Each of Falconbridge and Noranda have made certain representations and warranties to the other. Falconbridge has agreed that until the Falconbridge Shares are taken up by Noranda, Falconbridge will conduct its business in the ordinary and regular course. Each of Noranda and Falconbridge has agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Support Agreement.

  Noranda has covenanted in the Support Agreement that, assuming completion of the Falconbridge Offer, it will take such action to ensure that the Noranda Board of Directors is comprised of the following persons:

David W. Kerr	Jack L. Cockwell	J. Bruce Flatt
A.L. (Al) Flood	Maureen Kempston Darkes	André Bérard
James McCutcheon	Alex Balogh	George Myhal
Robert J. Harding	Derek G. Pannell	Norman Gish
Edmund King	Neville Kirchmann	Mary Mogford
David Race	James Wallace

  The Support Agreement may be terminated by either Noranda or Falconbridge if a court of competent jurisdiction or other governmental body has issued an order or taken similar action restraining the Falconbridge Offer in certain circumstances.

  The circumstances in which Falconbridge may terminate the Support Agreement include: (i) the Falconbridge Offer has not been made within the time period provided in the Support Agreement; (ii) the Falconbridge Offer does not conform in all material respects with the description of the offer in the Support Agreement; (iii) Noranda has not become legally obligated to accept and take up the Falconbridge Shares on or prior to May 31, 2005 subject to any extension contemplated in the Support Agreement; (iv) the Falconbridge Offer has been terminated, withdrawn or expired; or (v) there has been a material breach of the representations and warranties on the part of Noranda in the Support Agreement; or (vi) there has been a material breach by Noranda of its covenants contained in the Support Agreement and Noranda has failed to remedy the breach within five business days of notice of the breach.

  The circumstances in which Noranda may terminate the Support Agreement include: (i) Noranda determines, acting reasonably, prior to May 31, 2005 that any condition to the Falconbridge Offer will not be satisfied or waived prior to such date; (ii) any condition to the Falconbridge Offer has not been satisfied or waived on expiry of the Falconbridge Offer; (iii) there has been a material breach of the representations and warranties on the part of Falconbridge in the Support Agreement; (vi) there has been a material breach by Falconbridge of its covenants contained in the Support Agreement and Falconbridge has failed to remedy the breach within five business days of notice of the breach; (v) the Falconbridge Board has withdrawn or modified (in a manner determined by Noranda to be adverse to Noranda) its approval or recommendation of the Falconbridge Offer, the Support Agreement or the contemplated transactions

  (b)
  Preference Share Exchange Offer

  On March 9, 2005 Noranda announced that it will make the Preference Share Exchange Offer pursuant to which it will offer to repurchase approximately 63.4 million Noranda Common Shares in exchange for U.S.$500 million Series 1 Shares, U.S.$500 million Series 2 Shares and U.S.$250 million Series 3 Shares on the basis of 0.3156 Series 1 Shares, 0.3156 Series 2 Shares and 0.1578 Series 3 Shares per Noranda Common Share. If the Junior Preference Shares are not created before the closing of the Preference Share Exchange Offer, Series J Shares, Series K Shares and Series L Shares of the existing authorized class of Noranda's preference shares (the "Existing Preference Shares") will be created and issued instead of the Junior Preference Shares.

  The Preference Share Exchange Offer is subject to a number of customary conditions including that (i) at the expiry time of the Preference Share Exchange Offer at least 63.4 million Noranda Common Shares have been tendered (or deemed to have been tendered) and not withdrawn by Brascan and its affiliates under the Preference Share Exchange Offer, and (ii) there shall not have been a change which would have a material adverse effect on Noranda.

  The issuer bid circular containing the Preference Share Exchange Offer is expected to be mailed to Noranda shareholders and filed with applicable regulatory authorities shortly. Noranda Shareholders wishing to tender their Noranda Common Shares to the Preference Share Exchange Offer should refer to the detailed description of the Preference Share Exchange Offer when it is mailed to them. The Preference Share Exchange Offer will remain open for acceptance for 35 days after the date of commencement, unless withdrawn or extended by Noranda. Noranda Shareholders wishing to tender their Common Shares to the Preference Share Exchange Offer should refer to the more detailed description of the Preference Share Exchange Offer contained in such circular.

    (i)
    Subordination and Shareholder Approval for Junior Preference Shares

  Noranda intends to seek approval from its shareholders at the annual and special meeting of shareholders (the "Noranda Shareholder Meeting") to be held on April 26, 2005 to amend its articles to create a new class of Junior Preference Shares, issuable in series, pursuant to which Noranda will designate the Series 1 Shares, Series 2 Shares and Series 3 Shares, in order that the Junior Preference Shares are subordinate to the Existing Preference Shares.

  To the extent that the shareholders do not approve the creation of the Junior Preference Shares at the Noranda Shareholder Meeting or otherwise prior to the completion of the Preference Share Exchange Offer then Noranda will create and issue Series J Shares, Series K Shares and Series L Shares as new series of its Existing Preference Shares and subordination of such shares to other series of Existing Preference Shares will be effected by way of contract to be contained in the relevant letter of transmittal.

    (ii)
    Summary of Terms of Junior Preference Shares

  The proposed terms of the Series 1 Shares, Series 2 Shares and Series 3 Shares described below correspond in all material respects to terms of the Series J Shares, Series K Shares and Series L Shares, respectively, that would be created except that the Series J Shares, Series K Shares and Series L Shares would only be subordinate to the other Existing Preference Shares by contract and the Series J Shares, Series K Shares and Series L Shares will provide for their automatic conversion into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, upon the creation of Junior Preference Shares.

    (A)
    Dividends

  Series 1 Shares — Holders of Series 1 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the board of directors of Noranda of U.S.$1.50 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

  Series 2 Shares — Until June 30, 2010 holders of Series 2 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared of U.S.$1.5625 per share per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012, holders of the Series 2 Shares will be entitled to fixed cumulative preferred dividends at a rate per annum equal to the greater of (i) 6.25%, and (ii) a rate equal to the seven year U.S. treasury bond yield at the commencement of such subsequent fixed rate period plus 2.05%.

  Series 3 Shares — Until June 30, 2010 holders of Series 3 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared of U.S.$1.625 per share per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012 and for each succeeding two-year subsequent fixed rate period, holders of the Series 3 Shares will be entitled to fixed cumulative preferred dividends at a rate per annum equal to the greater of (i) 6.5%, and (ii) a rate equal to the ten year U.S. treasury bond yield at the commencement of such subsequent fixed rate period plus 2.35%.

  Payment of Dividends — Noranda may pay the dividends on the Junior Preference Shares either in cash or, except in limited circumstances, in freely-tradable Noranda Common Shares (the number of shares determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days (the "Current Market Price") ending on the fourth day prior to the date specified for payment of the dividend, less any tax required to be deducted and withheld).

  Extraordinary Dividends — For so long as Junior Preference Shares having an aggregate issue price of at least U.S.$300 million remain outstanding, Noranda will not declare, pay or set apart for payment any Extraordinary Dividend without the prior approval of holders of not less than two-thirds of each series of Junior Preferred Shares present in person or by proxy at a duly called meeting of shareholders.

  An "Extraordinary Dividend" will be (i) any dividend, other than a stock dividend paid wholly in Noranda Common Shares, declared or paid on the Noranda Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period"), more than 125% of the aggregate amount or value of the dividends declared or paid on the Noranda Common Shares, other than stock dividends paid wholly in Noranda Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Noranda last paid a dividend, other than a stock dividend paid wholly in Noranda Common Shares, on the Noranda Common Shares); or (ii) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Noranda Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the issue date. For this purpose, the "Noranda Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Noranda Common Shares, other than stock dividends paid wholly in Noranda Common Shares, in the 12 month period immediately preceding the issue date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Noranda Common Shares, together with the dividend then being declared; or (iii) any other "special dividend" on, or distribution with respect to, the Noranda Common Shares which is outside the normal operations or normal dividend procedures of Noranda.

    (B)
    Redemption

  Series 1 Shares — The Series 1 Shares will be redeemable, in cash, by Noranda at any time on or before June 30, 2008 at U.S.$25.25 per share plus all accrued and unpaid dividends and after that date at U.S.$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. Noranda would be required to redeem the Series 1 Shares on the date (the "Series 1 Final Redemption Date") that is five years plus one day from the date of issue of the Series 1 Shares at U.S.$25.00 per share plus accrued and unpaid dividends. Any redemptions prior to June 30, 2009 would have to be made on a pro rata basis across all series of Junior Preferred Shares then outstanding.

  Series 2 Shares — The Series 2 Shares will be redeemable, in cash, by Noranda at any time on or before June 30, 2010 at U.S.$25.25 per share plus all accrued and unpaid dividends and after that date at U.S.$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. Noranda would be required to redeem the Series 2 Shares on June 30, 2012 (the "Series II Final Redemption Date") at U.S.$25.00 per share plus accrued and unpaid dividends. Any redemptions of Series 2 Shares prior to June 30, 2011 must be made, subject to the immediately following sentences, on a pro rata basis with all other Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares shall be made on a pro rata basis with any Series 1 Shares then outstanding.

  Series 3 Shares — The Series 3 Shares will be redeemable, in cash, by Noranda at any time on or before June 30, 2013 at U.S.$25.25 per share plus all accrued and unpaid dividends and after that date at U.S.$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. Noranda would be required to redeem the Series 3 Shares on June 30, 2015 (the "Series III Final Redemption Date") at U.S.$25.00 per share plus accrued and unpaid dividends. Any redemptions of Series 3 Shares prior to June 30, 2012 must be made, subject to the immediately following sentences, on a pro rata basis with all other Shares then outstanding. From June 30, 2012 to June 29, 2015, no Series 3 Shares may be redeemed until all Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares shall be made on a pro rata basis with any Series 1 Shares and Series 2 Shares outstanding.

    (C)
    Conversion on Final Redemption Date

  Noranda will be entitled, at its option, in lieu of redemption, to convert all or a part of the applicable series of Junior Preference Shares on the Series 1 Final Redemption Date, the Series 2 Final Redemption Date or the Series 3 Final Redemption Date (as applicable) into freely tradable Noranda Common Shares provided no Change of Control Event (as defined below) has occurred, no Extraordinary Dividend has been paid and certain other events have not occurred. The number of Noranda Common Shares issued on such conversion would be determined by dividing U.S.$25.00, together with all accrued and unpaid dividends, by the greater of U.S.$2.00 (as may be adjusted for stock splits and similar occurrences) and 90% of the US dollar equivalent of the Current Market Price determined as at the date specified for conversion.

  Change of Control — A "Change of Control Event", for the purposes of the Junior Preference Shares, means the occurrence of (i) the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by the Corporation or a person of facts indicating that any person other than Brascan, any affiliate of Brascan or any party acting jointly or in concert with Brascan (collectively, a "Brascan Entity") beneficially owns 30% or more of the outstanding voting shares of Noranda; (ii) the date of the commencement of, or first public announcement of the intent of any person (other than a Brascan Entity, Noranda or any subsidiary of Noranda) to commence a take-over bid to acquire 30% or more of the voting shares of Noranda (other than by a Brascan Entity, Noranda, or any subsidiary of Noranda); or (iii) the date of the commencement of, or first public announcement of the intent of any person (other than a Brascan Entity) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of Noranda (other than by a Brascan Entity, Noranda or any subsidiary of Brascan or Noranda).

    (D)
    Retraction Rights

  Series 1 Shares — In the event of a Change of Control Event the holders of the Series 1 Shares will be entitled to require Noranda to redeem all of their Series 1 Shares for U.S.$25.25 per share plus accrued and unpaid dividends if so redeemed on or before June 30, 2008 and if so redeemed after such date for U.S.$25.00 per share plus accrued and unpaid dividends.

  Series 2 Shares — In the event of a Change of Control Event, the holders of the Series 2 Shares will be entitled to require Noranda to redeem all of their Series 2 Shares for U.S.$25.25 per share plus accrued and unpaid dividends if so redeemed on or before June 30, 2010 and for U.S.$25.00 per share plus accrued and unpaid dividends if so redeemed after June 30, 2010.

  Series 3 Shares — In the event of a Change of Control Event, the holders of the Series 3 Shares will be entitled to require Noranda to redeem all of their Series 3 Shares for U.S.$25.25 per share plus accrued and unpaid dividends if so redeemed on or before June 30, 2013 and for U.S.$25.00 per share plus accrued and unpaid dividends if so redeemed after June 30, 2013.

    (E)
    Application of Net Proceeds

  From and after June 30, 2010, Noranda will apply the full net proceeds from (i) the issuance of equity securities for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn.$250 million, to the redemption of the Junior Preference Shares.

    (F)
    Board Representation and Voting Rights

  Subject to the board representation right described below, the Junior Preference Shares are non-voting except as required by law, and in such circumstance the Junior Preference Shares will be entitled to one vote per share.

  The Junior Preference Shares will be entitled, voting separately as a class from all other shares, to two representatives on the Noranda board of directors. If a Board Event occurs, then, for so long as such conditions persist, the Junior Preference Shares, voting separately as a class from all other shares, will be entitled to an additional three representatives on the Noranda board of directors.

  "Board Event" means any one of the following events: (i) if four quarterly dividends on the Junior Preference Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies properly applicable to the payment of dividends; or (ii) if the Adjusted Net Worth for any fiscal quarter is less than US$2,500,000,000.

  "Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of: (i) the outstanding share capital for all shares ranking junior to the Junior Preference Shares; (ii) without duplication, any surplus, whether contributed or capital; (iii) retained earnings; and (iv) consolidated non-controlling interest, all as set forth in Noranda's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

    (G)
    Tax on Share Dividends

  Noranda will elect pursuant to subsection 191.2(1) of the Income Tax Act (Canada) (the "Tax Act"), to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of Junior Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

    (H)
    Liquidation, Dissolution or Winding Up

  In the event of liquidation, dissolution or winding up of Noranda or any other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs, the holders of a series of Junior Preference Shares will be entitled cash equal to the amount paid up on such shares where such event is involuntary, and cash equal to the amount paid up on such shares plus the premium on redemption, if any, if such event is voluntary, together in any case with all unpaid dividends accrued. All such amounts shall be paid to the holders of a series of Junior Preference Shares before any amount shall be paid or any assets of the Corporation distributed to the holders of any Noranda Common Shares or other shares of Noranda ranking junior to the Junior Preference Shares. Holders of the Junior Preference Shares will not be entitled to any further distributions of assets of the Corporation.

    (I)
    Ranking

  The Junior Preference Shares will rank junior to the Existing Preference Shares of Noranda with respect to priority in the payment of dividends and the distribution of assets of Noranda in the event of any liquidation, dissolution or winding up of Noranda or other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs.

    (iii)
    Lock-up Agreement

  Noranda entered into a lock-up agreement (the "Lock-up Agreement") with Brascan and Brascade Corporation (together with Brascan, the "Selling Shareholders") dated March 8, 2005 pursuant to which, subject to the satisfaction of certain conditions, Noranda agrees to make the Preference Share Exchange Offer and the Selling Shareholders agree to deposit or cause to be deposited all of the Noranda Common Shares owned by them or any of their wholly-owned subsidiaries. The Selling Shareholders currently own, directly or indirectly, approximately 41% of the Noranda Common Shares.

  The Selling Shareholders are not obliged to deposit their Noranda Common Shares to the Preference Share Exchange Offer (or, if deposited, may withdraw such shares) in the event they receive a bona fide arm's length third party offer to acquire their shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Preference Share Exchange Offer. The Selling Shareholders have agreed to vote in favour of any resolution of Noranda in order to give effect to the Preference Share Exchange Offer.

  A copy of the Lock-up Agreement has been filed separately on SEDAR.

    (iv)
    Registration Rights Agreement

  Noranda entered into a registration rights agreement (the "Registration Rights Agreement") with the Selling Shareholders dated March 8, 2005. Under the Registration Rights Agreement each Selling Shareholder may request that Noranda register or qualify for distribution by prospectus all or a portion of its Noranda Common Shares or other securities it holds that are convertible or exchangeable into Noranda Common Shares ("Registrable Shares") in Canada, or provided Noranda is eligible to use the United States Multijurisdictional Disclosure System, in the United States, in each case, subject to certain customary terms and conditions. In addition, each Selling Shareholder may request that Noranda register or qualify for distribution by prospectus all or a portion of its Registrable Shares on a piggyback basis in the event that Noranda intends to effect a registration or qualify for distribution by prospectus any Noranda securities, subject to certain customary terms and conditions. The registration rights do not take effect until completion of the Preference Share Exchange Offer.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable

7.     Omitted Information

  Not applicable

8.     Executive Officer

  Denis Couture
  Vice-President, Investor Relations, Communications and Public Affairs
  (416) 982-7020

9.     Date of Report

  March 10, 2005

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FORM 51-102F3 MATERIAL CHANGE REPORT